Filed by Legato Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:    Legato Systems, Inc.

Commission File No:    000-26130

JULY 2003

BE HEARD Q&A

1.	QUESTION:

What employment opportunities at EMC might become available as a result?

ANSWER:

How we will operate as a consolidated company is one of the many decisions to be made over the next several months. As part of the business review, both companies have agreed to conduct an in-depth review of organizational requirements. Following the close of the acquisition, all of EMC’s internal job postings will be available via the intranet to LEGATO employees.

2.	QUESTION:

How can we expect this to affect the Availability Business Group?

ANSWER:

All business groups are an important part of the future for EMC. The availability products are especially complementary to EMC’s storage infrastructure product line. As we move forward with the integration AFTER the acquisition closes, we are openly committed to communicate decisions as we are able.

3.	QUESTION:

Will our Legato Stock Options fully vest at the time of acquisition? What will happen with our stock options?

ANSWER:

Your stock options will be assumed by EMC following the change of control, preserving all current provisions, features and vesting schedule. Upon the close of the acquisition, employees who are holding LEGATO stock options will become EMC stock option holders.

The conversion will preserve the pre-merger value of your LEGATO options and will involve adjusting both the number of shares and the grant price of each of your grants. Under the terms of the proposed merger agreement, the number of options will be adjusted according to the exchange ratio of 0.9 shares of EMC for every one share of LGTO. Similarly, the grant price of your new EMC options will be adjusted according to the same ratio. Here is an example of how this works:

If you have a stock option grant of 100 LGTO shares with a grant price of $6.50, multiply your 100 shares by 0.9 to determine the number of resulting EMC shares (100 X 0.9 = 90). Then, divide the grant price by 0.9 to determine the resulting grant price for your EMC stock options ($6.50 / 0.90 = $7.22).

By this method, a stock option grant of 100 LEGATO shares at $6.50 is converted to 90 EMC shares at $7.22.

Note that your total exercise price is unchanged — 100 x $6.50 = $650 and 90 x $7.22 = $650.

All other terms and conditions of your LEGATO stock options will be preserved including the vesting schedule and expiration term. The conversion will NOT occur until after the close of the acquisition pending customary regulatory approvals. We are currently expecting the deal to close sometime in the fourth quarter of 2003.

The full details of how the acquisition affects your stock options are reflected in Article Two, Section III of LEGATO’s 1995 Stock Option Plan.

4.	QUESTION:

How will this affect the price we have locked, $3.11 until Oct 2004, of our ESPP?

ANSWER:

For those currently enrolled in the ESPP, the next stock purchase is scheduled to occur on October 31. However if the EMC transaction closes prior to that date, then your payroll deductions for the current purchase period will automatically applied to the purchase of up to 5,000 shares of LEGATO common stock immediately prior to the closing date of the merger, which is currently anticipated to occur in late Q3 or early Q4 this year. The purchase price per share will be 85% of the lower of (i) the market price per LEGATO share which was in effect at the start of the offering period or (ii) the market price per share on the actual purchase date. Further information concerning the purchase price calculation can be found in the ESPP Plan Prospectus.

Current participants may remain in the LEGATO plan, keeping whatever “lock-in” price applies according to the ESPP plan rules, until the final purchase is completed immediately prior to change in control. After that, the LEGATO ESPP plan will be terminated.

Employees wishing to withdraw from the LEGATO ESPP may do so at any time prior to the date of the next stock purchase. Payroll deductions that have accumulated during the purchase interval in progress will be refunded to you in your regular paycheck. ESPP Change/Withdrawl Form

Employees wishing to join the LEGATO ESPP for the August 1 entry date may still do so. The deadline for enrollment is July 28, 2003. ESPP Enrollment Form

Once the acquisition is finalized, as an EMC employee you will have an opportunity to enroll in EMC’s ESPP program. You will not be able to carry over your “lock-in” price from the LEGATO ESPP plan. We will be providing more information about the EMC ESPP program, and other EMC benefits, in a later communication.

5.	QUESTION:

Will EMC keep Legato as a separate software business or integrate as part of their hardware business?

ANSWER:

Upon completion of the acquisition, EMC intends to operate LEGATO as a software unit of EMC headquartered in Mountain View, California, led by David B. Wright, LEGATO’s current Chairman and CEO. LEGATO’s sales, marketing and service will remain focused on selling and servicing LEGATO’s full line of products and solutions. EMC and LEGATO will integrate engineering and development functions to accelerate the development and delivery of comprehensive storage management solutions for high growth markets such as email management and HSM/archiving.

6.	QUESTION:

During the last All Hands Call, Dave has given the assurance that the company will continue to run as an independent software company, so why did he decide to sell the company now?

ANSWER:

Given the shared vision for Information Lifecycle Management that both companies have, this combination creates the opportunity to accelerate the delivery of value to customers around the world. EMC is the world leader in information storage systems, software, networks, and services. EMC is committed to building the world’s best information management software business, and LEGATO has the opportunity to be an anchor point in this effort. The merging of LEGATO into EMC’s 17,000 strong organization will bring our employees the benefits and career opportunities of a global, Fortune 500 company.

7.	QUESTION:

Will there be further reduction in the LEGATO work force after acquisition?

ANSWER:

How we will operate as a consolidated company is one of the many decisions to be made over the next several months. As part of the business review, both companies have agreed to conduct an in-depth analysis of organizational needs. EMC and LEGATO will look to consolidate some G&A functions and perhaps, over time, other areas. However, it is our expectation that due to the limited product overlap that there will be few areas of redundancy and that any potential reduction in force will be minimal. We are committed to openly communicate decisions as soon as we are able. Remember, EMC’s acquisition of LEGATO is about growth and accessing new markets, not consolidation.

8.	QUESTION:

Do you expect that any of LEGATO’s OEM relationships will be terminated when EMC takes over?

ANSWER:

No, we don’t see any reason why our OEM partners should want to terminate their relationship with us. In fact, there are many good business reasons to support a continuous relationship with these partners. A key to this combination is the intent to continue to operate an independent software business, which should enable our OEM’s to continue to rely on us as a supplier.

9.	QUESTION:

Will the existing consulting organization remain with the Legato software division? Or will consulting be merged with EMC Professional Services?

ANSWER:

Like many other questions about exactly how we will operate in the future, this item will be determined after an in-depth business review by the integration teams composed of personnel from both businesses.

10.	QUESTION:

Will medical insurance plans and coverages change, either at time of merger or for 2004?

ANSWER:

Yes.  Employee benefits will be changing after the close of the acquisition. A detailed comparison has been conducted and we believe that you will be very pleased with the highly competitive package that EMC offers to its employees. During integration planning, EMC’s HR department will be working very closely with our own HR team to ensure consideration of our employees and that there is a seamless migration. After the close of the acquisition, employees will receive a comprehensive benefits packet. Additionally, orientation sessions will be conducted and a website will be set up specifically for LEGATO employees to access benefits information. In the meantime, feel free to log onto www.peoplelinkbenefits.com to learn more about EMC’s benefits for U.S. employees.

11.	QUESTION:

Will there be additional EMC options issued?

ANSWER:

After the close of the acquisition, LEGATO employees will be eligible to participate in EMC’s stock option award program according to the same timelines and eligibility criteria as other EMC employees. EMC shares LEGATO’s philosophy of a broad based distribution of stock options.

12.	QUESTION:

Is Legato going to actively communicate to its customer base what the merger means to them? If so, how will this be done?

ANSWER:

Partner communications have been developed and sent to all partners, and an open letter to our customers has been developed and posted on the LEGATO website. You can get there by clicking on the following links:

Open Letter to Customers

Message to Our Partners

Additionally, we will be following up with more specific customer letter(s).

13.	QUESTION:

Will EMC keep the new Nashua office open?

ANSWER:

In locations where the company can bring together more employees without undue hardship, we will look to do that. Details will be worked out quickly and communicated to affected individuals promptly. As previously announced, there will be a consolidation of the Andover and Nashua facilities the weekend of July 19-20.

14.	QUESTION:

How does the proposed merger with EMC affect our strategic relationships? I have gotten calls from partners (e.g. SGI) who have concerns about joint sales, marketing, and engineering efforts currently ongoing.

ANSWER:

Chuck Fonner and the entire Strategic Alliance team are working with each of our partners to communicate this change and the opportunities it creates for our partnership. We should proceed on a business as usual basis, taking the lead from each of the Alliance groups.

15.	QUESTION:

As a part of EMC, will our goals and their expectations be different from our current profit goals?

ANSWER:

After the acquisition is finalized, LEGATO will be contributing to EMC’s overall strategy, financial results, and performance. Therefore our business goals will need to be aligned with EMC’s overall objectives and internal forecasts. One of EMC’s stated goals is to deliver 30% revenue from software in the future. Based on the last four quarters, the combined revenue of LGTO and EMC would have delivered 24% of total revenues from software.

16.	QUESTION:

How will the reporting structure work?

ANSWER:

David Wright will remain as an EVP of EMC and President of LEGATO, a software unit of EMC, and EMC will look to leverage the expertise of his team. Integration planning by a dedicated team of individuals from both companies will begin immediately, but no changes will occur before the close of the acquisition. For now it is to be business as usual. Between now and the close it is critical that we maintain a laser focus on achieving revenue and product goals.

17.	QUESTION:

I believe many of us are anxious and/or curious as to how large or small the layoffs will be in conjunction with this acquisition. The company may not call them “layoffs” per say, but I’m guessing in one sense or another some of us will be let go who are in duplicate positions to an existing EMC employee. Could the executives expand on their thoughts and/or solutions to this issue?

ANSWER:

See response to item #7.

18.	QUESTION:

Will employees get a bonus when the company is sold?

ANSWER:

No, there are no plans to pay a bonus to employees simply due to the fact of the acquisition.

19.	QUESTION:

What happened to the “Poison Pill” that would make us really hard to buy so we could keep our independence as a company?

ANSWER:

A “poison pill” is a defensive measure used when there is an unwanted or hostile takeover attempt made on a business. This is not the case here. As a result, our Board of Directors took action to make sure the “poison pill” was not triggered as a result of our agreement with EMC to execute this transaction.

LEGATO helps organizations achieve business continuity, operational efficiency and regulatory compliance by optimizing how information is captured, stored, accessed and recovered through an Information Lifecycle Management (ILM) approach.

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO, SYSTEMS, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

Legato, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Legato stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Legato is set forth in Legato’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.